UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ReachLocal, Inc.

(Name of Subject Company (Issuer))

Raptor Merger Sub, Inc.

(Name of Filing Persons (Offerors))

a wholly owned subsidiary of

Gannett Co., Inc.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

75525F104

(CUSIP Number of Class of Securities)

Barbara W. Wall

Senior Vice President and Chief Legal Officer

GANNETT CO., INC.

7950 Jones Branch Drive

McLean, Virginia 22107
(703) 854-6000

(Name, Address and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copies to:

Katherine D. Ashley, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue

Washington, D.C. 20005

(202) 371-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                    Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒      third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐       Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐       Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing on Schedule TO consists of the following communication relating to the planned tender offer by Raptor Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Gannett Co., Inc., a Delaware corporation (“Gannett”), to purchase all outstanding shares of common stock, par value $0.00001 per share, of ReachLocal, Inc., a Delaware corporation (“ReachLocal”), to be commenced pursuant to an Agreement and Plan of Merger, dated June 27, 2016, by and among Gannett, Purchaser and ReachLocal:

(a)                                   Email announcement to Gannett employees from Robert J. Dickey, Gannett’s President and Chief Executive Officer, dated June 27, 2016.

This communication was first used or made available on June 27, 2016.

This document does not constitute an offer to buy or a solicitation of an offer to sell any securities. Gannett has not yet commenced the tender offer for the shares of ReachLocal at this time. Upon commencement of the tender offer, Gannett and Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and related exhibits (including the offer to purchase, the letter of transmittal and other related documents), and ReachLocal will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any definitive tender offer documents will be mailed to the shareholders of ReachLocal. INVESTORS AND SECURITY HOLDERS OF REACHLOCAL ARE STRONGLY URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Once filed, investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by Gannett through the website maintained by the SEC at http://www.sec.gov, and from the information agent named in the tender offer materials.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Email announcement to Gannett employees from Robert J. Dickey, Gannett’s President and Chief Executive Officer, dated June 27, 2016